UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                           CAPITAL RESERVE CORPORATION
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   140448 30 9
                                 (CUSIP Number)


    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                FEBRUARY 3, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 140448 30 9                                                PAGE 2 OF 9


                                  SCHEDULE 13D

          1         NAME OF REPORTING PERSONS            RALPH W. NEWTON, JR.

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                    (See Instructions)                                (b) [X]

          3         SEC USE ONLY

          4         SOURCE OF FUNDS (See Instructions)
                    OO

          5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

          6         CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

      NUMBER OF                       7                SOLE VOTING POWER
     SHARES BENE-                                      -0-
      FICIALLY
      OWNED BY                        8                SHARED VOTING POWER
        EACH                                           200,000
      REPORTING
     PERSON WITH                      9                SOLE DISPOSITIVE POWER
                                                       -0-

                                     10                SHARED DISPOSITIVE POWER
                                                       200,000

         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    200,000

         12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES (See Instructions)                                [ ]

         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    12.5 %

         14         TYPE OF REPORTING PERSON*
                    IN

       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 OF 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP NO. 140448 30 9                                                PAGE 3 OF 9




          1          NAME OF REPORTING PERSONS                PATRICIA L. NEWTON

                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                     (See Instructions)                                (b) [X]
          3          SEC USE ONLY
          4          SOURCE OF FUNDS (See Instructions)
                     OO
          5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
          6          CITIZENSHIP OR PLACE OF ORGANIZATION
                     UNITED STATES

      NUMBER OF                       7                SOLE VOTING POWER
     SHARES BENE                                       -0-
      FICIALLY
      OWNED BY                        8                SHARED VOTING POWER
        EACH                                           200,000
      REPORTING
     PERSON WITH                      9                SOLE DISPOSITIVE POWER
                                                       -0-

                                     10                SHARED DISPOSITIVE POWER
                                                       200,000

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     200,000

         12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                     SHARES (See Instructions)                               [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     12.5 %

         14          TYPE OF REPORTING PERSON*
                     IN

       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 3 OF 9 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP NO. 140448 30 9                                                PAGE 4 OF 9


ITEM. 1           SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, no par value, of Capital Reserve Corporation (the "Issuer"). Its principal executive offices are located at #11- 1861 Beach Avenue, Vancouver, British Columbia V6G 1Z1 Canada.

ITEM 2.           IDENTITY AND BACKGROUND.

The persons filing this statement are Ralph W. Newton and Patricia L. Newton. Mr. and Mrs. Newton are husband and wife, respectively, and both are citizens of the United States. Mr. and Mrs. Newton's address is One Cleek Way, Littleton, Colorado 80123. Mr. Newton is retired and Mrs. Newton is a homemaker.

During the past five years neither Mr. Newton nor Mrs. Newton have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years neither Mr. Newton nor Mrs. Newton have been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of the Stock Purchase Agreement between Mr. and Mrs. Newton and Glen C. Loder, the Issuer is in the process of conducting a private placement of up to 5,000,000 shares of the Corporation's Class A Common Stock, no par value (the "Shares") pursuant to Rule 506 of Regulation D. The Issuer is offering the shares at $0.10 per share, or an aggregate offering price of $500,000. The first $40,000 from the sale of the Shares was paid to Mr. Loder. On February 3, 1999, Mr. Loder paid the Newtons $40,000 ($0.35 per share) to complete the acquisition of the Newton's shares. In addition, Mr. Loder has caused the Issuer to issue a stock option to the Newtons, pursuant to which the Newtons may acquire up to 200,000 shares of the Issuer's Class A Common Stock at a price of $0.25 per share. The option may be exercised at any time and expires on February 3, 2001.

ITEM 4.           PURPOSE OF TRANSACTION.

Mr. Loder acquired 70,000 shares of Class B Preferred Stock from Mr. Newton and 70,000 shares of Class B Preferred Stock from Patricia L. Newton for the purpose of obtaining voting control over the Issuer's board of directors. Mr. Loder paid the Newtons an aggregate of $40,000 for the 140,000 shares of Class B Preferred Stock ($0.35 per share) and has caused the Issuer to grant an option to the Newtons pursuant to which the Newtons may acquire up to 200,000 shares of the Issuer's Class A Common Stock at a price of $0.25 per share. The option may be exercised at any time and expires on February 3, 2001.



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CUSIP NO. 140448 30 9                                                PAGE 5 OF 9


As the holder of a majority of the Class B Preferred Stock, Mr. Loder has the right to appoint a majority of the Issuer's board of directors. Mr. Loder has caused the Issuer to conduct a private placement of up to 5,000,000 shares of the Corporation's Class A Common Stock, no par value (the "Shares") pursuant to Rule 506 of Regulation D. The Issuer is offering the shares at $0.10 per share, or an aggregate offering price of $500,000. As of February 10, 1999, the Issuer had sold approximately 850,000 shares in the Rule 506 offering.

Each share of Class B Preferred Stock is convertible into .8 shares of Class A Common Stock.

In connection with the agreement by Mr. and Mrs. Newton to sell their shares, Mr. Newton and Linda M. Opfer resigned as officers and directors of the Issuer. On October 6, 1998, Mr. Loder was appointed as the President, Treasurer and a director, and Sharon M. Patmore was appointed as the Secretary and a director of the Issuer. The Company is in negotiations with a potential acquiror and it is anticipated that in the future the Company will engage in an extraordinary corporate transaction, such as a merger, reorganization or liquidation. Any such transaction would result in a change of the Issuer's business and/or corporate structure.

Other than described above, neither Mr. Newton nor Mrs. Newton has any other present plans or proposals which relate to or would result in:

         (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

         (2) any material change in the present capitalization or divided policy of the Issuer;

         (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

         (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (6)      any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 16, 1999, Mr. and Mrs. Newton owned beneficially and of record an option to acquire 200,000 shares (12.5%) of the Issuer's Class A Common Stock.

(b) As of February 16, 1999, Mr. and Mrs. Newton equally shared the power to vote and dispose of any shares of Class A Common Stock acquired upon the exercise of the option. Mrs. Newton's address is One Cleek Way, Littleton, Colorado 80123. Mr. Newton is retired. Mrs.
         Newton is a homemaker.

(c) During the sixty day period preceding the filing of this Schedule 13D, neither Mr. Newton nor Mrs. Newton had any transactions in the stock of the Issuer, other than those described above in Item 3 and Item 4.



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CUSIP NO. 140448 30 9                                                PAGE 6 OF 9


(d) Mr. and Mrs. Newton are the only other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Common Stock acquired upon exercise of the stock option.

(e) Mr. and Mrs. Newton continue to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 6, 1998, Mr. and Mrs. Newton entered into an agreement to sell their combined 140,000 shares of Class B Preferred Stock. Mr. and Mrs. Newton collectively owned a majority (56%) of the outstanding shares of Class B Preferred Stock and as a class, the holders of Class B Preferred Stock have the right to elect a majority of the directors. The transaction closed on February 3, 1999.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

A copy of the Stock  Purchase  Agreement  described  in Item 6 above is filed as
Exhibit 1 hereto.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: FEBRUARY 16,1999                               /S/RALPH W. NEWTON, JR.
                                                     Ralph W. Newton, Jr.

Date: FEBRUARY 16,1999                               /S/PATRICIA L. NEWTON
                                                     Patricia L. Newton






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